                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)


                                   HI/FN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    428358105
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                                 (CUSIP Number)


                                September 1, 1999
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]        Rule 13d-1(b)
         [X]        Rule 13d-1(c)
         [ ]        Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 8
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CUSIP NO. 428358105                 FORM 13G                   Page 2 of 8 Pages

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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)
    IDANTA PARTNERS LTD.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    TEXAS, UNITED STATES OF AMERICA
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NUMBER OF          5        SOLE VOTING POWER
SHARES                      None  (1)
                ----------------------------------------------------------------
BENEFICIALLY       6        SHARED VOTING POWER
OWNED BY                    None
                ----------------------------------------------------------------
EACH               7        SOLE DISPOSITIVE POWER
REPORTING                   None  (1)
                ----------------------------------------------------------------
PERSON             8        SHARED DISPOSITIVE POWER
WITH                        None
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            None
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                            0.0%
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12   TYPE OF REPORTING PERSON*                   PN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) As exercised by its general partners, The Dunn Family Trust, David J. Dunn, Trustee, and Jonathan Huberman.

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CUSIP NO. 428358105                 FORM 13G                   Page 3 of 8 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)
     THE DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF           5        SOLE VOTING POWER
SHARES                       None
                ----------------------------------------------------------------
BENEFICIALLY        6        SHARED VOTING POWER
OWNED BY                     None  (1)
                ----------------------------------------------------------------
EACH                7        SOLE DISPOSITIVE POWER
REPORTING                    None
                ----------------------------------------------------------------
PERSON              8        SHARED DISPOSITIVE POWER
WITH                         None  (1)
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             None
--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             0.0% (2)
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*      OO       (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Solely in his capacity as Trustee of The Dunn Family Trust, a general partner of Idanta Partners Ltd.

(2)  By virtue of (1) and his individual ownership of -0- shares of the Stock.

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CUSIP NO. 428358105                 FORM 13G                   Page 4 of 8 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)
     JONATHAN HUBERMAN
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY

--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF          5        SOLE VOTING POWER
SHARES                      None
              ------------------------------------------------------------------
BENEFICIALLY       6        SHARED VOTING POWER
OWNED BY                    None  (1)
              ------------------------------------------------------------------
EACH               7        SOLE DISPOSITIVE POWER
REPORTING                   None
              ------------------------------------------------------------------
PERSON             8        SHARED DISPOSITIVE POWER
WITH                        None  (1)
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            None  (1)
--------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                            0.0% (2)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


(1)  Solely in his capacity as a general partner of Idanta Partners Ltd.

(2)  By virtue of (1) and his individual ownership of -0- shares of the Stock.

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CUSIP NO. 428358105                 FORM 13G                   Page 5 of 8 Pages

         Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G Statement dated January 27, 1999 (the "Schedule 13G"), relating to the Common Stock, $.001 par value per share (the "Stock"), of Hi/fn, Inc. (the "Issuer").

         Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G. As defined in the previous filing, Idanta Partners Ltd. is referred to as "IPL", Dunn Family Trust, David J. Dunn, Trustee, are referred to as "DFT" and "DJD," respectively, and Jonathan Huberman is referred to as "JH".


ITEM 4.  OWNERSHIP.
         ----------

Item 4 as reported in the Schedule 13G is hereby amended as follows:

         (a)-(b)

         1)       IPL

         The aggregate number of shares of the Stock that IPL owns beneficially, pursuant to Rule 13d-3 of the Act, is -0-, which constitutes 0.0% of the outstanding shares of the Stock.

         2)       DJD

         Because of his position as Trustee of DFT, a general partner of IPL, and because of DFT's ownership of -0- shares of the Stock, DJD may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of -0- shares in the aggregate, which constitutes 0.0% of the outstanding shares of the Stock.

         3)       JH

         Because of his position as a general partner of IPL, and because of JH's ownership of -0- shares of the Stock, JH may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of -0- shares in the aggregate, which constitutes 0.0% of the outstanding shares of the Stock.

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CUSIP NO. 428358105                 FORM 13G                   Page 6 of 8 Pages

         (c)

         1)       IPL

         Acting through its general partners, IPL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of -0- shares of the Stock.

         2)       DJD

         In his capacity as Trustee of DFT, a general partner of IPL, DJD has the shared power to vote or to direct the vote and to dispose or to direct the disposition of -0- shares of the Stock. DJD shares such power with JH. DJD also has the sole power to vote or direct the vote and to dispose or to direct the disposition of -0- shares of the Stock owned by DFT.

         3)       JH

         In his capacity as a general partner of IPL, JH has the shared power to vote or to direct the vote and to dispose or to direct the disposition of -0-shares of the Stock. JH shares such power with DJD. JH also has the sole power to vote or direct the vote and to dispose or to direct the disposition of -0-shares of the Stock owned by JH.


ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.     [X]
         ---------------------------------------------

         Item 5 is being amended to report the fact that as of December 31, 1999, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the securities.


ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         ----------------------------------------------------------

         This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.

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CUSIP NO. 428358105                 FORM 13G                   Page 7 of 8 Pages


                                   Signatures:



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2000

IDANTA PARTNERS LTD.
a Texas limited partnership


By:      /s/ Jonathan Huberman
         ----------------------
         Jonathan Huberman, General Partner


THE DUNN FAMILY TRUST


By:      /s/ David J. Dunn
         -----------------
         David J. Dunn, Trustee


JONATHAN HUBERMAN


         /s/ Jonathan Huberman
         ---------------------
         Jonathan Huberman

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CUSIP NO. 428358105                 FORM 13G                   Page 8 of 8 Pages

                                   EXHIBIT "A"

         Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.



IDANTA PARTNERS LTD.
a Texas limited partnership


By:      /s/ Jonathan Huberman
         ---------------------
         Jonathan Huberman, General Partner


THE DUNN FAMILY TRUST


By:      /s/ David J. Dunn
         -----------------
         David J. Dunn, Trustee


JONATHAN HUBERMAN


         /s/ Jonathan Huberman
         ---------------------
         Jonathan Huberman